UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, D.C. 20549


                         FORM 12b-25
                 NOTIFICATION OF LATE FILING
                        (Check One):


[   ]     Form 10-K  [   ] Form 20-F  [   ] Form 11-K [ X ] Form 10-Q

[   ]     Form N-SAR [   ]    for period ended:  October 2, 1994.

[   ]     Transition Report on Form 10-K

[   ]     Transition Report on Form 20-F

[   ]     Transition Report on Form 11-K

[   ]     Transition Report on Form 10-Q

[   ]     Transition Report on Form N-SAR

          For the Transition Period Ended:  _______________



Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

- --------------------------------------------------------
PART I -- REGISTRANT INFORMATION
- --------------------------------------------------------
     Full Name of Registrant:  Encore Computer Corporation
     Former Name if Applicable:

     Address of Principal Executive Office (Street and Number)
     6901 West Sunrise Boulevard
     Fort Lauderdale, Florida   33313

- --------------------------------------------------------
PART II -- RULES 12b-25(b) and (c)
- --------------------------------------------------------

If    the    subject  report  could  not  be  filed  without
unreasonable  effort  or expense  and  the registrant  seeks relief pursuant to Rule  12b-25(b),  the following should be
completed.  (Check box if appropriate)           [X]

     (a)  The reasons described in reasonable detail in Part
III   of   this   form  could  not  be  eliminated   without
unreasonable effort or expense;

      (b) The subject annual report, semi-annul report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

- --------------------------------------------------------
PART III -- NARRATIVE
- --------------------------------------------------------

State  below in reasonable detail the reasons why Form 10-K,
20-F,  11-K,  10-Q,   N-SAR   or the  transition  report  or
portion thereof could not be filed within the prescribed time period.


Two significant events occurred at the end of the Company's fiscal quarter which have an effect on its ability to file
Form 10-Q on a timely basis as noted below:

(1)   On  September  30,  1994, Encore Computer  Corporation
("Encore"   or   the   "Company")  and  Amdahl   Corporation
("Amdahl") entered into an agreement to amend the Reseller Agreement between Encore and Amdahl under which Amdahl will distribute the Company's Infinity SP(TRADEMARK) under the Amdahl
brand.   Because the amendment has a material effect on  the
Company's business, Encore determined the amended contract must be filed with the Securities and Exchange Commission as required by Item 601 of Regulation S-K. However, certain information contained in the contract is of a confidential
nature.    Accordingly,  the  Company   will   request   the
confidential treatment of certain parts of the contract. In this connection, the Company is preparing a redacted version of  the  amended contract for filing with its Form 10-Q  for
the  period  ended  October  2,  1994.   Due  to  the  size,
complexity and confidential nature of the document, at November 16, 1994 the redaction of the amended contract has not yet been completed.

(2) On October 2, 1994, the Company completed a significant sales transaction related to its new product offering. Because of the significance of the transaction on the operating results of the quarter, the Company considered it appropriate to collect certain additional documentation beyond that which is usually collected at the time of a sale. This information was not available in time to permit the timely filing of Form 10-Q.

- --------------------------------------------------------
PART IV -- OTHER INFORMATION
- --------------------------------------------------------


     (1) Name and telephone number of person to contact in regard to this notification:

     Kenneth Silverstein            305              797-5651
     -------------------        ----------     -----------------
         (Name)                (Area Code)     (Telephone Number)


      (2)   Have  all other periodic reports required  under
section 13 or 15(d)of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1040 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                        [X] Yes     [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                        [X] Yes     [ ] No

      If  so:  attach  an  explanation  of  the  anticipated
change,   both  narratively   and  quantitatively,  and,  if
appropriate, state the reasons why a reasonable estimate of the results cannot be made.




                 ENCORE COMPUTER CORPORATION
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: November 16, 1994            By:  T. MARK MORLEY
                                        T. Mark Morley
                                        Vice President, Finance
                                        Chief Financial Officer






                 ENCORE COMPUTER CORPORATION
           Attachment  per Instruction Part IV(3)


Total net sales for the three and nine month periods of 1994 were $16,558,000 and $58,383,000, respectively compared to those for the three and nine month periods of 1993 of $21,431,000 and $72,191,000, respectively. The Company continues to be adversely impacted by declining real-time product sales. New product sales through October 2, 1994 have been insufficient to offset sales declines experienced in the older real-time product lines. Although the sale of new product offerings has increased in the nine month period of 1994, such improvements have been offset by steeper declines in traditional real-time product sales.

For the three month period of 1994 operating losses increased from those of 1993 by $702,000 as lower selling, general and administrative expenses were offset by lower gross margins on the period's lower net sales and higher research and development expenses as efforts were accelerated to finalize productization of certain new products. For the nine month period, however, the operating loss decreased by $10,961,000 as the nine month period of 1993 included a restructuring charge of $12,843,000. The 1993 restructuring charge combined with lower 1994 operating expense levels was partially offset by lower 1994 gross margins attributable to the sales decline.

The net loss for the three month period of 1994 decreased by $142,000 as the higher operating loss for the period was partially offset by lower interest expense on lower 1994 debt levels and lower foreign exchange losses. For the nine month period, net losses decreased by $14,616,000 due to lower operating losses as well as lower interest expense and foreign exchange losses.


                        For the Three Months Ended       For the Nine Months Ended
(in thousands except     October 2,   October 3,          October 2,    October 3,
 per share data)              1994         1993                1994          1993
                         ---------     ---------          ---------     ---------
Net sales                $  16,558     $  21,431          $  58,383     $  72,191
Operating loss              (9,879)       (9,177)           (28,762)      (39,723)
Net loss                   (10,761)      (10,903)           (30,614)      (45,230)
Net loss per
 common share                (0.36)        (0.33)             (1.00)        (1.33)
                                        October 2,      December 31,
(in thousands)                               1994              1993
                                        ---------         ---------
Total assets                            $  99,356         $  84,070
Total shareholders' equity/
  (capital deficiency)                      1,278           (66,560)